January 10, 2012

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:     Texas Roadhouse, Inc.

           Form 10-K: For the Fiscal Year Ended December 28, 2010

           Filed on February 25, 2011

           File No. 000-50972

Dear Mr. Shenk:

The following responses are to the comments contained in your correspondence dated December 27, 2011 for the corporation and filing listed above.

Form 10-K for the fiscal year ended December 28, 2010 — Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Cash Flows, page F-6

SEC Comment #1:

Please tell us why cash payments of approximately $2.8 million and $1.5 million were made in connection with settlements of restricted stock units during fiscal years 2010 and 2009, respectively.  In this regard, describe for us any terms related to these equity awards that require settlement in cash rather than shares, if applicable.

Management’s Response to Comment #1:

The cash payments of approximately $2.8 million and $1.5 million made in connection with settlements of restricted stock units during fiscal years 2010 and 2009, respectively, relate to the indirect repurchase of shares through a net-settlement feature to meet minimum statutory tax withholding requirements, as allowed by our equity incentive plan.  These equity awards have no terms that require settlement in cash rather than shares.  According to FASB ASC 718-10, awards allowing a net-share settlement should be classified as equity instruments, provided the award would otherwise qualify for equity treatment.

In order to improve the transparency of this transaction on the cash flow statement, we will change the line on the Consolidated Statements of Cash Flows to read “Indirect repurchase of shares for minimum tax withholdings” in future filings.

Note 16 - Derivative and Hedging Activities, page F-28

SEC Comment #2:

Based upon your footnote disclosure, it appears that you have designated the interest rate swaps entered into on October 22, 2008 and January 7, 2009 as cash flow hedges.  As such, you have reported changes in the fair values of these swaps as a component of accumulated other comprehensive income.  However, based upon your disclosure in Note 4 to the fiscal year 2010 financial statements, it appears that the expiration date of the revolving interest rate swaps extend several years beyond the original maturity date of the revolving credit facility to which the swaps relate.  Given the significant difference between the expiration date of each of your interest rate swaps and the maturity date of the revolving credit facility to which they relate, please tell us how you have determined that the interest rate swaps qualify for designation as cash flow hedges, as well as how you have determined that the hedges are effective.  Furthermore, please tell us how your decision to reclassify any gain or loss from accumulated other comprehensive income, net of tax, on your consolidated balance sheet to interest expense on your consolidated statement of income when the interest rate swaps expire or at the time you choose to terminate the swaps complies with the guidance outlined in FASB ASC 815-20-35-1c and ASC 815-30-35-38.  That is, explain to us why gains and losses reported in accumulated other comprehensive income are not being reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, in accordance with the accounting policy that you have disclosed on pages F-13 and F-14 of your fiscal year 2010 Form 10-K.

Management’s Response to Comment #2:

The interest rate swaps were designated as cash flow hedges of our exposure to variability in expected future cash flows attributable to interest payments on floating rate debt.  In both cases, the hedged item is the variability in cash flows on expected future interest payments on our general borrowing program, rather than any particular piece of underlying debt, consistent with principles articulated in ASC 815.  In particular, ASC 815-20-55 (Derivatives Implementation Group Issue G21) makes it clear that when the designated risk is interest payments in a cash flow hedge the key question is whether it is probable there will be interest payments based on LIBOR in the future, not whether any particular piece of debt will be outstanding.  Example 9 of ASC 815-30-55 provides a similar example of a hedging program involving forecasted issuances of debt.  In that example, the hedged borrowing program consists of a series of forecasted borrowings, not one particular borrowing, as supporting a hedge of forecasted interest payments. Although the expiration dates of the revolving interest rate swaps extend several years beyond the maturity date of our existing revolving credit facility, we determined that cash-flow hedge accounting was appropriate since the occurrence of future forecasted interest payments was probable.  That is, upon maturity of the revolving credit facility our need for capital will not go away, and we intend to replace the existing facility with new variable rate debt, either through a new origination or via modification or extension of our existing relationships.

The determination that interest cash flows are probable over the entire term of the hedging relationship was based upon our financial condition, our history, and our intent to refinance our revolving credit facility upon its maturity.  At the time of the determination, we supported our conclusion with the following facts:

•                  Our company is profitable and is generating approximately $100 million in operating cash flows.  We expect to maintain positive operating cash flows and continue to forecast capital expenditures related to new restaurant openings and/or acquisitions of restaurants from franchisees;

•                  Our debt covenant ratios are strong as required by our debt agreement.  As of December 30, 2008, our fixed charge coverage ratio was 3.96 and the consolidated leverage ratio was 2.04.  Our debt agreement required a fixed charge coverage ratio greater than two to one and a maximum consolidated leverage ratio of three to one; and,

•                  We expect to refinance the revolving credit facility prior to its expiration in May 2012 based on our current and projected liquidity needs.

We reassess the effectiveness of each interest rate swap on a quarterly basis including the probability of future forecasted transactions.

On August 12, 2011, we entered into a new five-year revolving credit facility. The facility expires on August 11, 2016, which is after the expiration of both interest rate swaps that occur on November 7, 2015 and January 7, 2016.  This further supports the appropriateness of our probability assessment in prior periods.

With respect to the reclassification of amounts in accumulated other comprehensive income (“AOCI”), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings either in the same period or the period during which the hedged transaction affects earnings.  The effective portion of gain on the derivative instruments reclassified from other comprehensive income (loss) to earnings in 2010 and 2009 was $136,481 and $204,195, respectively.  If a hedging relationship were to be terminated, we would perform a final measurement of ineffectiveness as required by ASC 815 and assess the probability that the forecasted transactions will still occur or not in determining whether AOCI should be reclassified to earnings.  This has not been necessary historically since our hedging relationships have gone to term and the hedged transactions have taken place.

We will properly disclose the effective portion of gain on the derivative instruments reclassified from other comprehensive income (loss) to earnings in future filings as part of our disclosure of derivative and hedging activities.

Requested Acknowledgment

Texas Roadhouse, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 638-5469 if you have any questions.

Sincerely,

/s/ G. Price Cooper, IV
Chief Financial Officer

Copy to:     Jeffrey Sears